UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
SEC FILE NUMBER: 8-68978

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kiski Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, Suite 23A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Nunn	281-367-0380	rnunn@mglconsulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., P.C.
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Noon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kiski Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF TEXAS
COUNTY OF HARRIS



Karen L Davis
My Commission Expires
9/23/2025
Notary ID
2886309

Signature: Richard Noon

Title:
FINOP/CFO

Karen L. Davis
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kiski Securities, LLC

Table of Contents

December 31, 2023



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Kiski Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiski Securities LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kiski Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kiski Securities LLC's management. Our responsibility is to express an opinion on Kiski Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kiski Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of Kiski Securities LLC's financial statements. The supplemental information is the responsibility of Kiski Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co.

McBee & Co., PC

We have served as Kiski Securities LLC's auditor since 2012.
Dallas, Texas
February 20, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

Kiski Securities LLC

Statement of Financial Condition

as of December 31, 2023

ASSETS		
Cash	$	45,573
Prepaid Expenses		6,753
TOTAL ASSETS	**$**	**52,326**
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		**52,326**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**52,326**

See Notes to Financial Statements

Kiski Securities LLC

Statement of Operations

for the Year Ended December 31, 2023

REVENUE	$	-
EXPENSES		
Professional Fees		**102,048**
Regulatory Expenses		**3,827**
Technology and Communications		**3,097**
General and Administrative		**1,230**
TOTAL EXPENSES		**110,202**
NET LOSS	$	**(110,202)**

Kiski Securities LLC

Statement of Changes in Member's Equity

for the Year Ended December 31, 2023

MEMBER'S EQUITY, BEGINNING OF YEAR	$	**42,528**
Member's Contributions		**120,000**
Net Loss		**(110,202)**
MEMBER'S EQUITY, END OF YEAR	$	**52,326**

Kiski Securities LLC

Statement of Cash Flows

for the Year Ended December 31, 2023

Cash Flows from Operating Activities

Net Loss	$ (110,202)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:	
Change in operating assets and liabilities:	
Decrease in prepaid expenses	5,939
Total adjustments	5,939
Net Cash Used in Operating Activities	(104,263)
Cash Flows from Financing Activities	
Member contributions	120,000
Net Cash Provided by Financing Activities	120,000
Net Increase in Cash	15,737
Beginning of Year	29,836
End of Year	$ 45,573

Supplemental Disclosure of Cash Flow Information:

Cash payments for:	
Interest	$ 55

1. ORGANIZATION AND NATURE OF BUSINESS

Kiski Securities, LLC (the "Company') was incorporated in Delaware in 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation, Inc. (SIPC). The Company's office is located in New York, New York. The Company is a wholly-owned subsidiary of Kiski Group, Inc. (the "Parent").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c-3-relying on Footnote 74 of the SEC Release No. 34-71073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities on a best effort basis, broker or dealer selling tax shelters or limited partnerships in primary distributions, referral fee for introduction of potential investors to transactions managed by other broker-dealers, and wholesale investment funds to other broker-dealers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises raising capital for hedge funds via private placements and assisting a Qualified Institutional buyer and a fund manager in forming a new investment vehicle.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company has evaluated events that have occurred subsequent to December 31, 2023, and through February 20, 2024, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently dependent on its parent to fund its ongoing operations as the Company has not yet generated sufficient revenue. The owner intends to provide additional financing through direct contributions of capital until positive cash flows are generated. The Parent is not contractually obligated to continue to provide support.

Revenue from Contracts with Customers

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Private Placement: Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Fee Income.

Income Tax

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the parent. The Company is subject to state income tax. The Company has not recorded provisions for estimated New York margin taxes for the year ended December 31, 2023, as they are insignificant.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2023, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $45,573 which was $40,573 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for December 31, 2023.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

4. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. RELATED PARTY TRANSACTIONS

The Company's Parent absorbs all of the common space expense as long as Company incurs no incremental expense. The Company maintains a separate schedule and records the cost equivalent to what the costs are to operate the Company to suffice SEC 17a-4. All direct expenses are paid directly by the Company and there were no additional common space expenses incurred for the year ended December 31, 2023.

Kiski Securities LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2023

COMPUTATION OF NET CAPITAL

Total Member's Equity Qualified for Net Capital	$	52,326
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		52,326
Deductions and/or charges:		
Prepaid expenses		6,753
Other assets		-
Net capital before haircuts on securities positions		45,573
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f)		-
Net Capital	$	45,573

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts Payable	$	
Total Aggregate Indebtedness	$	

Kiski Securities LLC

Schedule I, Continued
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Total Aggregate Indebtedness)	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess Net Capital	$ 40,573
Net Capital less greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 39,573
Ratio: Aggregate Indebtedness to Net Capital	0 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17A-5 filed by Kiski Securities, LLC. Accordingly, no reconciliation is necessary.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

No statement is required as no subordinated liabilities existed at any time during the year.

Kiski Securities LLC

Schedule II
Statement Regarding Reserve Requirements and
Possession or Control Requirements
as of December 31, 2023

EXEMPTIVE PROVISIONS

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5. The Company limits its business activities exclusively to the private placement of securities on a best efforts basis, broker or dealer selling tax shelters or limited partnerships in primary distributions, referral fee for introduction of potential investors to transactions managed by other broker-dealers, and wholesale investment funds to other broker-dealers.



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Kiski Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kiski Securities LLC ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities on a best efforts basis, (2) broker or dealer selling tax shelters or limited partnerships in primary distributions, (3) referral fee for introduction of potential investors to transactions managed by other broker-dealers, and (4) wholesale investment funds to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2023, without exception.

Kiski Securities LLC's 's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiski Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co., PC

Dallas, Texas
February 20, 2024

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

Kiski Securities, LLC's Exemption Report

Kiski Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) the private placement of securities on a best efforts basis; (2) broker or dealer selling tax shelters or limited partnerships in primary distributions; (3) referral fee for introduction of potential investors to transactions managed by other broker-dealers; and (4) wholesale investment funds to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kiski Securities, LLC

I, Richard Nunn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Richard Nunn

Signature

CFO/FINOP

Title

February 16, 2024